Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Edward H.P. Lam ¨*

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Kai Sun

Paloma P. Wang

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

Skadden, Arps, Slate, Meagher & Flom 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com July 12, 2023

AFFILIATE OFFICES

-----------

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

-----------

BEIJING

BRUSSELS

FRANKFURT

LONDON

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

Confidential

Ms. Erin Purnell

Mr. Thomas Jones

Ms. Melissa Gilmore

Mr. Kevin Stertzel

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lotus Technology Inc. (CIK No. 0001962746)

Response to the Staff’s Comments on the Draft Registration

Statement on Form F-4 Confidentially Submitted March 6, 2023

Dear Ms. Purnell, Mr. Jones, Ms. Gilmore and Mr. Stertzel,

On behalf of our client, Lotus Technology Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 31, 2023 on the Company’s draft registration statement on Form F-4 confidentially submitted on March 6, 2023 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) via EDGAR with the Commission for confidential review.

U.S. Securities and Exchange Commission
July 12, 2023

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

In response to the Staff’s comment, the Company has revised the disclosure on pages 119-120 of the Revised Draft Registration Statement.

2.	We note the disclosure on pages 13-14 and elsewhere that there are significant factual and legal uncertainties as to whether the business combination will qualify as a reorganization. If tax counsel is unable to opine on the material tax consequences, please state this fact clearly. Please revise the cover page to provide a prominent discussion of the legal and factual uncertainties associated with the potential tax consequences and highlight that the business combination may be a taxable event for U.S. holders.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 15 of the Revised Draft Registration Statement. The Company further respectfully advises the Staff that it has revised the disclosure on pages 316 of the Revised Draft Registration Statement state that, due to the absence of guidance regarding the application of this requirement to the particular facts of the Mergers, the qualification of the Mergers as a reorganization is subject to significant uncertainty and tax counsel is therefore unable to opine on whether the Mergers so qualify.

U.S. Securities and Exchange Commission
July 12, 2023

3.	Please expand your disclosure regarding the sponsor’s ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

In response to the Staff’s comment, the Company has revised the disclosure on pages 19, 44, 117 and 193 of the Revised Draft Registration Statement.

4.	We note the disclosure on page 18 and elsewhere about the provisions in the articles waiving the corporate opportunities doctrine. Please address this potential conflict of interest and whether it had an impact on your search for an acquisition target.

In response to the Staff’s comment, the Company has revised the disclosure on pages 19, 44, 193-194 and 215 of the Revised Draft Registration Statement.

5.	We note the disclosure on page 18 and elsewhere that certain shareholders have waived their rights to liquidation dividends and conversion price adjustments. Please describe any consideration provided in exchange for these agreements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 19, 44-45 and 194 of the Revised Draft Registration Statement.

6.	We note your disclosure on page 89 regarding Russia’s invasion of Ukraine. Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia’s invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to Companies Regarding Disclosures Pertaining to Russia’s Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May 2022.

In response to the Staff’s comment, the Company has revised the disclosure on pages 94-95 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission
July 12, 2023

7.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

In response to the Staff’s comment, the Company has revised the disclosure on pages 128-129 of the Revised Draft Registration Statement.

Cover Page

8.	Please expand the disclosure about “investors in LTC are not acquiring equity interest in any operating company but instead are acquiring interest in a Cayman Islands holding company” to, if applicable, explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies. Also, revise the references to the “value of the securities of LTC to significantly decline” to also disclose the value could become worthless. In addition, expand your disclosure about authorities could “disallow this structure” to acknowledge that authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless.

The Company respectfully advises the Staff that in June 2023, the Company completed the unwinding of the VIE structure by terminating the contractual arrangements and acquiring all of the VIE’s assets and 100% equity interest in the VIE’s subsidiaries, Sanya Lotus Venture Investment Limited Company and Hangzhou Lotus Technology Service Co., Ltd. The Company no longer operates a VIE structure since then. The VIE’s former subsidiaries have become wholly-owned subsidiaries of the Company as of the date of this submission and the VIE has ceased operation. The Company has therefore removed references to the VIE throughout the Revised Draft Registration Statement as it deems appropriate and revised the disclosure on the cover page and pages 29-30 and 294 of the Revised Draft Registration Statement to reflect the VIE restructuring.

U.S. Securities and Exchange Commission
July 12, 2023

The Company further respectfully advises the Staff that as shown in the corporate structure diagram on page 29 and disclosed on page 80 of the Revised Draft Registration Statement, Lotus Tech conducts business globally. For example, Lotus Technology Innovative Limited and Lotus Tech Creative Center operate in United Kingdom, Lotus Tech Innovation Center GmbH operates in Germany, and Lotus Cars Europe B.V. operates in Netherlands. Therefore, although PRC regulatory authorities may disallow this holding company structure and limit or hinder LTC’s ability to conduct its business through its PRC operating subsidiaries, it would not cause the value of the securities of LTC to become worthless. In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement to expressly acknowledge that if PRC regulatory authorities disallow this holding company structure, it could result in a material adverse change in LTC’s operations and cause the value of the securities of LTC to significantly decline.

9.	We note the disclosure that “Investors may never directly hold equity interests in the VIE.” Please revise the disclosure to clarify that the investors will never directly hold equity interests in the VIE.

The Staff’s comment is duly noted. The Company respectfully advises the Staff that, following the unwinding of the VIE structure in June 2023 as illustrated in Comment No. 8, the Company no longer operates a VIE structure as of the date of this submission. The Company has therefore removed references to the VIE and risk factors pertaining the VIE structure throughout the Revised Draft Registration Statement as it deems appropriate.

10.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 97 and 105 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission
July 12, 2023

The Company respectfully advises the Staff that it has disclosed on the cover page information relating to the legal and operational risks associated with being based, or having substantial business operations, in mainland China. The Company believes that the Revised Draft Registration Statement includes prominent disclosure that the Company faces risks associated with regulatory approvals on overseas offerings, anti-monopoly regulatory actions, and oversight on cybersecurity, data security and data privacy, which may impact the Company’s ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign securities exchange. The PRC government’s significant authority in regulating the operations of the Company and the PRC government’s oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material adverse change in the Company’s operations and the value of the Company’s securities, significantly limit or completely hinder its ability to continue to offer securities to investors, or cause the value of such securities to significantly decline.

The Company further respectfully advises the Staff that, as shown in the corporate structure diagram on page 29 and disclosed on page 80 of the Revised Draft Registration Statement, Lotus Tech conducts business globally. For example, Lotus Technology Innovative Limited and Lotus Tech Creative Center operate in United Kingdom, Lotus Tech Innovation Center GmbH operates in Germany, and Lotus Cars Europe B.V. operates in the Netherlands. Therefore, although PRC regulatory authorities may disallow this holding company structure and limit or hinder LTC’s ability to conduct its business through its PRC operating subsidiaries, it would not cause the value of the securities of LTC to become worthless. In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement to expressly acknowledge that if PRC regulatory authorities disallow this holding company structure, it could result in a material adverse change in LTC’s operations and cause the value of the securities of LTC to significantly decline.

11.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs, if applicable, when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE, if applicable.

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Revised Draft Registration Statement and the use of these definitions throughout the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission
July 12, 2023

The Company respectfully advises the Staff that, following the unwinding of the VIE structure in June 2023 as illustrated in Comment No. 8, the Company no longer operates a VIE structure as of the date of this submission. The Company has therefore removed references to the VIE and risk factors pertaining the VIE structure throughout the Revised Draft Registration Statement as it deems appropriate. The Company believes that it is not inappropriate to generally use terms including “Lotus Tech,” “we,” “us,” “our company” and “our” to refer to Lotus Technology Inc., the Cayman Islands holding company, and its subsidiaries as of the date of this submission. The Company also believes that the practice of using a unified term to refer to the holding company and its subsidiaries is a common practice among U.S. domestic issuers.

12.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Also, disclose here and in the prospectus summary whether you have cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 32 of the Revised Draft Registration Statement to describe its stringent controls and procedures for cash flows within its organization.

13.	Please disclose on your cover page that following the business combination you will be a “controlled company” within the meaning of NASDAQ rules and the controlling shareholders’ anticipated total voting power. Also disclose on the cover page that you will be a “foreign private issuer” and the related exemptions on which you will be entitled to rely.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission
July 12, 2023

Industry and Market Data, page 3

14.	We note your disclosure that information in the proxy statement/prospectus is based on information obtained from industry publications, and reports and forecasts and that you have not independently verified the accuracy or completeness of any such information. This disclosure appears to imply a disclaimer of responsibility for this information in the proxy statement/prospectus. Please either revise this section to remove such implication or specifically state that you are liable for all information in the proxy statement/prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Revised Draft Registration Statement.

15.	Please clarify whether you commissioned any of the third-party data presented in your proxy statement/prospectus. To the extent that you commissioned any such data, please provide the consent of the third party in accordance with Rule 436.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that it has not commissioned any of the industry publications or third-party data contained in the Revised Draft Registration Statement.

Questions and Answers about the Business Combination, page 10

16.	We note the disclosure on page 14 that “there are significant factual and legal uncertainties as to whether the Business Combination will qualify as a reorganization within the meaning of Section 368(a) of the Code.” Please revise the disclosure on page 14 to briefly describe the “significant factual and legal uncertainties.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 316 of the Revised Draft Registration Statement.

What interests does the Sponsor have in the Business Combination?, page 17

17.	Please revise the response to this question and elsewhere in the prospectus, as appropriate, to clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-business combination company.

In response to the Staff’s comment, the Company has revised the disclosure on pages 19, 44, 117 and 193 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission
July 12, 2023

Corporate History and Structure of Lotus Tech, page 26

18.	Please ensure that the diagram on page 27 is legible.

In response to the Staff’s comment, the Company has replaced the corporate structure diagram on page 29 of the Revised Draft Registration Statement.

Cash and Asset Flows through Lotus Tech’s Organization, page 30

19.	Please revise this section to provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 31-32 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission
July 12, 2023

Risks Relating to our Corporate Structure, page 44

20.	We note your disclosure on page 44 about risks relating to your corporate structure and risks relating to doing business in China. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references from each summary risk factor to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Revised Draft Registration Statement to disclose the significant regulatory, liquidity and enforcement risks it faces with cross-references to the more detailed discussion of these risks.

We are dependent on suppliers, many of whom are our single source suppliers, page 74

21.	We note your disclosure that “many of the components used in our vehicles are purchased from a single source, which exposes us to multiple potential sources of delivery failure or component shortages.” Please update the risk factor to disclose, if applicable, that recent supply chain disruptions have impacted your operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 78-79 of the Revised Draft Registration Statement.

Covenants of LCAA, page 152

22.	We note the disclosure in item (f) on page 153 about the extension until March 15, 2024. Please expand the appropriate section to disclose the number and percentage of shareholders who redeemed their shares in connection with the votes to approve the extension.

In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 15, 27,179 and 203 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission
July 12, 2023

Background of the Business Combination, page 163

23.	Please revise your disclosure throughout this section to discuss in greater detail the negotiations and discussions between the parties. For example, discuss how the parties determined an equity valuation of $5.5 billion as disclosed at the bottom of page 170. As another example, discuss in greater detail the “feedback from representatives of Geely and Etika” mentioned on page 171.

In response to the Staff’s comment, the Company has revised the disclosure on pages 168-179 of the Revised Draft Registration Statement.

24.	We note that you state that the disclosure in this section is a brief description of LCAA’s formation, LCAA’s previous engagements with business combination targets other than LTC, and its negotiations with, and evaluation of, LTC. Please revise to clarify that you have described all material contacts between the parties during the past two years.

In response to the Staff’s comment, the Company has revised the disclosure on page 168 of the Revised Draft Registration Statement.

25.	Please expand the appropriate section to discuss the material terms of the put option agreements mentioned on page 171.

In response to the Staff’s comment, the Company has revised the disclosure on pages 37, 82 and 163 of the Revised Draft Registration Statement.

Information about Lotus Tech, page 213

26.	Please describe your “strategic relationship” with LVMH. Please discuss the material terms of such relationship and file any agreements as exhibits to the proxy statement/prospectus.

In response to the Staff’s comment, the Company respectfully advises the Staff that, as disclosed on page 223 of the Revised Draft Registration Statement, LCAA is an affiliate of L Catterton, which has a strategic relationship with LVMH. The Company is exploring the possibility of leveraging L Catterton’s strategic relationship to collaborate with LVMH. However, as of the date of this proxy statement/prospectus, the Company has not entered into any agreement with LVMH.

U.S. Securities and Exchange Commission

July 12, 2023

Eletre, page 217

27.	We note that as of January 31, 2023, you have received over 5,000 orders for Eletre globally. Please balance this statement with the disclosure in Risk Factors on page 70 that orders may be cancelled despite their deposit payment and online confirmation.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company has revised the disclosure on page 228 of the Revised Draft Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 283

28.	We note your disclosure on page nine which states that LCAA must have net tangible assets of at least $5,000,001 upon consummation of the business combination and LCAA may not consummate the business combination if immediately prior to or upon consummation, the net tangible assets are below the $5,000,001 threshold. You further state that unless LTC elects to waive the minimum available cash condition, the maximum redemption scenario cannot occur.

As such, it appears you should modify your pro forma presentation and other disclosures to present a maximum redemption scenario that contemplates the trust having $5,000,001 of remaining funds in order to consummate the merger, or otherwise explain to us why your current presentation presents a realistic scenario that will allows the merger to proceed.

The Staff’s comment is duly noted. The Company respectfully advises the Staff that LCAA proposes to submit the NTA Proposal to its shareholders for approval and adoption of an amendment to the LCAA Articles to remove from the LCAA Articles the prohibition on redemptions of LCAA Public Shares in an amount that would cause LCAA’s net tangible assets to be less than $5,000,001 in connection with any vote held to approve a proposed business combination, which amendment shall become effective immediately prior to the consummation of the proposed Business Combination. The maximum redemption scenario in the pro forma presentation and the related disclosures assumes that the NTA Proposal is approved and adopted, and that the parties to the Merger Agreement elect to waive the Net Tangible Assets Condition. In response to the Staff’s comment and in connection with the inclusion of the NTA Proposal, the Company has revised the disclosure on pages 10, 11, 16, 24, 25, 39, 40, 45, 63, 65, 139, 140, 167, 179, 206, 297, and 303 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

July 12, 2023

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 293

29.	With regard to note (A), we note your adjustment assumes proceeds from the Merger Financing investors. We also note your disclosure elsewhere that it appears such terms have not yet been confirmed. Please tell us and disclose if there are existing signed agreements regarding these proceeds. To the extent you do not have such arrangements in place, please revise your disclosures remove the pro forma effect of these adjustments.

In response to the Staff’s comment, the Company has revised the disclosure on page 304 of the Revised Draft Registration Statement to include the proceeds from Merger Financing investors.

30.	With regard to note (C), please explain to us and in your disclosure, the source of funds that will be used to pay deferred underwriting commissions assuming maximum redemptions.

The Company respectfully advises the Staff that LTC will pay the deferred underwriting commission assuming maximum redemptions upon the consummation of the Business Combination. In response to the Staff’s comment, the Company has revised the disclosure on page 304 of the Revised Draft Registration Statement.

31.	With regard to note (I), revise to show the computation of the 540,342,225 LTC ordinary shares. Additionally, revise similar disclosures throughout your document.

In response to the Staff’s comment, the Company has revised the disclosure on page 304 of the Revised Draft Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 294

32.	Regarding pro forma adjustment (CC), please explain why you believe this adjustment is appropriate. It appears you are adjusting the historical results of LCAA, for an amount which is unrelated to the merger transaction and the resulting transaction accounting adjustments. Please refer to SEC Release No. 33-10786 and Rule 11-02(a)(6)(i)(B) of Regulation S-X for guidance.

The Company respectfully advises the Staff that pro forma adjustment (CC) is to eliminate the interest income earned from marketable securities held in trust account as if the value of $223,600 is fully redeemed under maximum redemptions scenario. Thus, there should not be any interest earned. However, the adjustment was inadvertently included in the adjustment under the scenario of no redemptions. In response to the Staff’s comment, the Company has revised the disclosure on page 306 to clarify that this adjustment is for maximum redemptions scenario only.

U.S. Securities and Exchange Commission

July 12, 2023

Note (k) Intangible Assets, page F-53

33.	We note your disclosure states you acquired license plates and a trademark license (Lotus trademark). We further note you believe the acquired assets have an indefinite life. Please tell us the details of the contractual arrangement regarding these acquired intangibles. It is unclear whether you have rights to the intangibles for a specified contractual term or if you have full rights to the assets and all the obligations associated with maintaining the intangibles. We note on page F-62, you have non-exclusive features to the trademark license, which indicates others are the primary owner of the trademark(s).

The Company respectfully advises the Staff that the Company acquired the “Lotus” trademark licenses for US$116,041 thousand and license plates for US$80 thousand.

The Company and Group Lotus Limited (“Licensor”), a wholly-owned subsidiary of Lotus Group International Limited, a related party to the Company, entered into trademark licenses agreements on November 4, 2021 (“Trademark Licenses Agreements”). Pursuant to the Trademark Licenses Agreements, the Licensor granted the Company the use of the “Lotus” trademarks for as long as the Company conducts its lifestyle vehicles (excluding sports cars) business on a royalty-free and worldwide basis as described below:

i) exclusively on lifestyle vehicles and parts and components that the Company designs, develops, manufactures, assembles, distributes and sells or has designed, developed, manufactured or assembled by any third party.

ii) non-exclusively for the Company’s business of providing related after-sale services for the lifestyle vehicles.

iii) non-exclusively on the related products (excluding anything relating to the sports cars) such as accessories the Company designs, produces, distributes, and sells or has designed or produced by any third party on its behalf.

iv) any other occasions in relation to the business conducted by the Company as duly approved by the Company’s Board (excluding anything relating to sports cars).

U.S. Securities and Exchange Commission

July 12, 2023

The Licensor shall be responsible for the maintenance of the licensed trademarks and the renewing of the licensed trademarks. The Company shall pay its share of the cost of renewing of the licensed trademarks. The Company is required to bear the cost as follows:

i) 100% of costs if only lifestyle vehicles and not sports cars are present in the territory;

ii) 50% of costs if both lifestyle vehicles and sports cars are present in the territory.

The Licensor shall be responsible for 100% of the costs of renewal if neither the Licensor or the Company’s products are present or only sports cars are present in the territory. Each trademark is governed by the local law of the jurisdiction where the trademark is registered and allows an indefinite number of 10-year renewals of trademark registration. The cost of renewal in each jurisdiction is different, e.g. the cost of renew a trademark is RMB450 in China and GBP200 in United Kingdom, but the Company believes the renewal costs will not be substantial relative to the future cash flows from sales of lifestyle vehicles under the “Lotus” brand.

In assessing the useful life of the trademark licenses, the Company considered the following factors in ASC 350-30-35-3.

A. The expected use of the asset by the entity.

The Company is in the business of design, development and sales of lifestyle vehicles under the “Lotus” brand and expects to conduct this business under the Lotus brand indefinitely.

B. The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.

The trademark licenses are not dependent on or specifically associated with another asset or group of assets that would thereby limit the useful life of the trademark licenses or indicate that the useful lives of the trademark licenses are other than indefinite.

U.S. Securities and Exchange Commission

July 12, 2023

C. Any legal, regulatory, or contractual provisions that may limit the useful life. The cash flows and useful lives of intangible assets that are based on legal rights are constrained by the duration of those legal rights. Thus, the useful lives of such intangible assets cannot extend beyond the length of their legal rights and may be shorter.

The Company is not aware of any regulatory or contractual provisions that would prevent such renewal, or any other factors that may limit the useful lives of the trademarks. Given the renewal cost is insignificant, the Company reasonably expects that the Licensor will intend to reregister the trademarks indefinitely.

D. The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions. In the absence of that experience, the entity shall consider the assumptions that market participants would use about renewal or extension consistent with the highest and best use of the asset by market participants, adjusted for entity-specific factors in this paragraph.

According to Trademark Licenses Agreements, the Licensor shall be responsible for the renewing of the licensed trademarks. Considering the history of “Lotus” brand, insignificant renewal costs of the trademarks, although the Company doesn’t have historical experience in renewing the trademarks, the Company believes the Licensor will renew the trademarks for the foreseeable future to achieve the highest and best use of the trademarks.

E. The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels).

There are currently no obsolescence, demand, competition or other economic factors that the Company considers to be indicators that the trademark licenses would have finite useful lives.

F. The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). As in determining the useful life of depreciable tangible assets, regular maintenance may be assumed but enhancements may not.

According to Trademark Licenses Agreements, the Licensor shall be responsible for the maintenance of the licensed trademarks.

U.S. Securities and Exchange Commission

July 12, 2023

ASC 350-30-35-4 further stipulates that if there are no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of an intangible asset for a period that extends beyond the foreseeable horizon, the useful life of the intangible asset shall be considered to be indefinite.

Based on all the factors considered above, the Company believes it is appropriate to assign indefinite useful lives to the trademark licenses.

Regarding the license plates, the Company respectfully advises the Staff that the license plates represent vehicle license plates, which do not expire and do not require renewal, therefore, the useful lives of these license plates are similarly considered to be indefinite.

The Company respectfully advises Staff that the Company has revised the disclosure on F-75 of the Revised Draft Registration Statement to clarify the details of the contractual arrangement regarding the trademark licenses (Lotus trademarks).

Lotus Technology Inc. Financial Statements

Notes to the Financial Statements

Related Party Transactions, page F-77

34.	We note your disclosure which states you received a “non-exclusive, perpetual, irrevocable and non-sublicensable license for the electric automotive chassis and autonomous driving technology platform (the Geely License)” for US$888,165. We further note your disclosure which states the Geely License has no alternative future use and therefore the cost of the license has been expensed as research and development. Please explain why you concluded the license has no future use and should be expensed rather than capitalized.

The Company respectfully advises the Staff that in accordance with the license agreement (“Agreement”) entered into between the Company and Zhejiang Liankong Technologies Co., Ltd. (“Zhejiang Liankong”), the Geely License is contractually restricted for use only for the Company’s current research and development project for the Electric Performance Architecture (EPA) platform and the three specified models of electric vehicles. The Agreement stipulates that if the Company plans to use the Geely License in new projects, the Company and Zhejiang Liankong should arrive further mutual agreement.

At the time of the acquisition of the Geely License, the EPA platform and the three specified models of electric vehicles were all under development. The future costs to develop the EPA platform and the three models were more than de minimis. Further, there were remaining technological risks for the completion of those projects. Therefore, the Company concluded that the Geely License has no other alternative use other than being used for the development of the EPA platform and three specified models of electric vehicles, and should be recognized as research and development expenses in the combined statement of comprehensive loss for the year ended December 31, 2021.

U.S. Securities and Exchange Commission

July 12, 2023

However, since the Company and Zhejiang Liankong are both ultimately controlled by Mr. Li Shufu, and the Agreement is a related party transaction, the Company further evaluated the facts and circumstances to assess whether the Geely License has an alternative use. Because the Company did not have the intent to use the Geely License in new projects and there is no currently identified future project for which the Geely License can be used, the Company concluded that the Geely License has no alternative future use at the time of the acquisition.

Therefore, even if the Company was not contractually restricted to the license for the development of the EPA platform and the three specified models, the Company concluded that the Geely License has no alternative future use. Accordingly, the cost of the Geely License is required to be expensed as research and development expenses in the combined statement of comprehensive loss for the year ended December 31, 2021.

The Company respectfully advises Staff that the Company has revised the disclosure on F-104 of the Revised Draft Registration Statement to clarify the Company’s consideration that the Geely License has no alternative future use and should be expensed rather than capitalized.

Exhibits

35.	Please revise the exhibit index to clarify which exhibit is related to the “††” footnote at the bottom of page II-4.

In response to the Staff’s comment, the Company has revised the disclosure on page II-4 of the Revised Draft Registration Statement.

Follow-up Comment

36.	We note your disclosure that the trust account funds will be invested in government securities and money market funds. Please explain why LCAA does not consider itself an investment company under the 1940 Act.

On March 30, 2022, the Commission issued a rule proposal (the “SPAC Rule Proposal”) that discussed, among other things, the circumstances in which it believes that special purpose acquisition companies could potentially be subject to the Investment Company Act of 1940, as amended (the “Investment Company Act”). The SPAC Rule Proposal also included a proposed safe harbor from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act if a SPAC satisfies certain criteria, including that the SPAC's assets consist solely of government securities (as that term is defined in Section 2(a)(16) of the Investment Company Act), (ii) government money market funds (as that term is defined in Rule 2a-7 under the Investment Company Act) and (iii) “cash items” prior to the completion of the de-SPAC transaction.

U.S. Securities and Exchange Commission

July 12, 2023

Since LCAA’s initial public offering (the “IPO”), LCAA has invested the proceeds of the IPO held in the Trust Account only in (i) government securities and (ii) government money market funds, and otherwise hold cash. While the funds in the Trust Account continue to be invested in such instruments, to mitigate the risk that LCAA might be deemed to be an investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, LCAA may, at any time, advise its shareholders that it is instructing the trustee with respect to the Trust Account to liquidate the government securities and money market funds held in the Trust Account and, thereafter, hold all funds in the Trust Account in cash until the earlier of consummation of the Business Combination or liquidation of LCAA.

LCAA does not believe that its principal activities subject it to regulation as an investment company under the Investment Company Act. LCAA completed its IPO in March 2021 and, thereafter, searched for a target business with which to consummate an initial business combination. On January 31, 2023, LCAA announced that it had entered into a merger agreement and proposed business combination with the Company (the “Business Combination”). Following the Business Combination, LCAA intends to engage primarily in the business of designing, developing and selling luxury lifestyle vehicles under the British brand “Lotus” as a luxury battery electric vehicle maker.

As a result of the foregoing, LCAA believes that it does not meet the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act.

LCAA also believes that it does not meet the definition of “investment company” under Section 3(a)(1)(C) of the Investment Company Act. As noted above, LCAA has invested the proceeds of the IPO held in the Trust Account only in government securities and government money market funds. Excluding cash, LCAA’s only other assets consist of certain prepaid expenses. Government securities and cash are excluded from the definition of “investment securities” in Section 3(a)(1)(C) of the Investment Company Act. In addition, in a no-action position in Willkie Farr & Gallagher, et. al. (pub. avail. Oct. 23, 2000), the Staff indicated that it would not object if an issuer treated money market funds that seek to maintain a stable net asset value of $1.00 per share1 as “cash items” and, therefore, excluded such funds in calculating the amount of its total assets and its investment securities for purposes of the 40% test under Section 3(a)(1)(C) of the Investment Company Act. As a result of the foregoing, LCAA believes that it also does not meet the definition of “investment company” under Section 3(a)(1)(C) of the Investment Company Act.

*      *      *

[1]	In an FAQ regarding money market reform, the Staff confirmed that shares of a floating net asset value money market fund also qualify as "cash items" for purposes of meeting the definition of "investment company" under section 3(a)(1)(C) of the Investment Company Act. See 2014 Money Market Fund Reform Frequently Asked Questions, revised February 17, 2021.

U.S. Securities and Exchange Commission

July 12, 2023

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740 4858 or via email at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Qingfeng Feng, Director and Chief Executive Officer, Lotus Technology Inc.

Alexious Lee, Director and Chief Financial Officer, Lotus Technology Inc.

Chinta Bhagat, Co-Chief Executive Officer of L Catterton Asia Acquisition Corp

Scott Chen, Co-Chief Executive Officer of L Catterton Asia Acquisition Corp

Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Shu Du, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jesse Sheley, Partner, Kirkland & Ellis International LLP

Steve Lin, Partner, Kirkland & Ellis International LLP

Joseph Casey Raymond, Partner, Kirkland & Ellis International LLP

Justin You Zhou, Partner, Kirkland & Ellis International LLP

John Fung, Partner, KPMG Huazhen LLP